FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press Release: Sodexho’s overall growth accelerates + 9.4% and organic growth increases to + 6.4% from + 4.3% in Fiscal 2005.

2

Item 1

Paris, October 4, 2006

Fiscal 2006: Sodexho’s overall growth accelerates + 9.4% and organic growth increases to + 6.4% from + 4.3% in Fiscal 2005

Confirmed leadership in Food and Facilities Management Services:

o	Strong acceleration of organic growth in North America (+ 5.0%) and Continental Europe (+ 5.2%) driven, in particular, by Healthcare and Seniors

o	Return to growth in United Kingdom and Ireland: + 4.8%

o	High activity levels in the Rest of the World: + 16.1% (Remote Sites, Latin America and Asia-Australia)

Continuing rapid development in Service Vouchers & Cards: + 15.9%

SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE: SDX), the leading global provider of food and facilities management services, today announced consolidated revenues for Fiscal 2006, up 9.4%. Group organic growth accelerated from + 4.3% in Fiscal 2005 to + 6.4% in Fiscal 2006.

Revenue by activity and geography

In millions of euro (in IFRS)	Fiscal 2005	Fiscal 2006	Organic growth(1)	Currency impact(2)	Acquisitions	Total change
Food and Facilities	11,394	12,431	6.2%	2.7%	0.2%	9.1%
Management :
§ North America	5,004	5,479	5.0%	4.5%	-	9.5%
§ Continental Europe	3,922	4,148	5.2%	-	0.6%	5.8%
§ United Kingdom and Ireland	1,302	1,370	4.8%	0.4%	-	5.2%
§ Rest of the World	1,166	1,434	16.1%	6.9%	-	23.0%

Service Vouchers and Cards	305	373	15.9%	6.0%	0.6%	22.5

Elimination of intragroup revenues	-6	-6
TOTAL	11,693	12,798	6.4%	2.8%	0.2%	9.4

(1)	Organic growth: increase in revenues at constant consolidation scope and exchange rates.
(2)	Currency impact is calculated by applying the average exchange rate for the prior year to the current fiscal year figures

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Press Release

Acceleration of organic revenue growth during the fiscal year resulted primarily from:

•	Development in Healthcare and Seniors (+ 8.1%),
•	Progress in Business & Industry (+ 6.4%), and
•	Strong growth in Service Vouchers and Cards (+ 15.9%).

In Education, the modest growth reflects the Group’s selectivity in public sector markets (+ 3.7%).

Michel Landel, Chief Executive Officer of Sodexho, said: “During Fiscal 2006, we have continued to implement our strategy. Our client retention rate continued to improve, reaching 93.9% . Comparable unit sales growth on existing sites exceeded 3% and our development rate of new contracts awarded during the fiscal year was above 9%.

The Group is currently closing and auditing its accounts for Fiscal 2006 in IFRS. These accounts will be published on November 16. Growth in our operating profit should be consistent with, if not slightly above, our objective of + 6%.

This performance gives us confidence in our medium term objective to achieve average annual organic revenue growth of 7%.”

Organic growth revenue analysis

(See table in Annex 2 and a selection of new clients in Annex 3)

§	Food and Facilities Management Services

In North America, revenue reached 5.5 billion euros, with organic growth gaining 0.6% to reach 5.0% for the full fiscal year.

Revenue in Business & Industry increased for the first time in three years. The 2.4% growth resulted, in particular, from improved client retention and from the development of sales on existing sites, including in leisure activities, such as the Houston Space Center, and also from increased demand for catering services.

The solid growth in Healthcare and Seniors (+ 7.2%) was driven by:

–	The ramp-up of significant contracts signed last year, notably those concluded with New York City and with the Hermann Memorial (Texas),

–	New contracts in Facilities Management, representing two thirds of the sales development over the year. Included among Sodexho’s new clients are the Mount Clemens General Hospital (Michigan) and the North East Medical Center (Texas),

–	Robust development of sales on existing sites.

Education was up 4.7% compared to the prior year, despite:

§	the negative impact of hurricanes during the first months of the fiscal year, and

§	the effect of contracts that were not renewed with certain public schools at the end of Fiscal 2005, a result of Sodexho’s non-acceptance of price reductions to a level that would have prevented the Group from maintaining its quality standards.

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Press Release

In Universities, the revenue growth on existing sites benefitted from good summer camp activity in the last months of the fiscal year as well as from continued development in Facilities Management, such as Ohio Northern University where the foodservice contract was extended to facilities management.

In Continental Europe, revenue reached 4.1 billion euros and internal growth improved to 5.2% compared to 4.0% in Fiscal 2005.

In Business & Industry, the revenue increase (+ 5.3%) resulted from three main factors:

–	new contract awards across the continent,
–	positive development of leisure activities in France, as highlighted by the signature of a master agreement with the Pierre & Vacances Group, and by the foodservice concession at the chateau of Vaux-le-Vicomte in the fourth quarter,
–	the progressive start-up of services in two new correctional facilities under public- private partnership arrangements in France.

In Healthcare and Seniors, robust organic growth (+7.7%) resulted from the highly effective Fiscal 2005 new sales efforts and from continuing extension of the Group’s service offerings. Recent new contracts awarded to Sodexho include both a hospital and the public schools of Saint-Malo.

Slower growth in Education (+1.4%) reflects Sodexho’s continued selective approach, particularly in public sector markets.

In the United Kingdom and Ireland, revenue rose to 1.4 billion euros. For the first time in three years, and in line with the Group’s plans, Sodexho returned to growth, recording an increase of +4.8% compared to -2.6% in Fiscal 2005.

This progress results primarily from new contracts won in Healthcare, Correctional Facilities and Defense, segments where revenues include a significant facilities management component. The summer months were strong in leisure and hospitality, for example at the Chelsea Flower Show and the Ascot races.

Action plans are in place to continue to further improve client retention rates.

In the Rest of the World, revenue was 1.4 billion euros. Organic growth of 16.1%, was primarily driven by:

–	double-digit development in Latin America, in Asia and in Australia,
–	a robust level of activity in Remote Sites, given the strength of raw material prices,
–	the start-up of operations in Correctional Facilities in Chile.

The Group also continued to rapidly expand its activities in mainland China and in India.

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Press Release

Service Vouchers and Cards

Revenues increased to 373 million euros, with organic growth improving from 13.2% to 15.9% . The issue volume (or face value multiplied by the number of service vouchers and cards issued) was 6.3 billion euros, up 13.8% (at constant consolidation scope and exchange rates).

Demand for traditional services (Restaurant Pass and Food Pass) remained very strong in Latin America where growth exceeded 20% over the past 12 months.

During Fiscal 2006, the Group increased its penetration in Europe with the launch of new services such as Childcare Pass in the United Kingdom, the Sport and Culture Pass in Belgium or the Childcare Pass in Spain.

Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss revenues for Fiscal 2006. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 26 01 65. A slideshow presentation will be available by clicking on the link www.sodexho.com, under the “latest news” section, beginning at 7:00 a.m. To access the replay of the conference call, please dial + 33 1 72 28 01 49, code: 186238#.

Financial communications calendar

•	Fiscal 2006 results

The press release for Fiscal 2006 results will be published on November 16. 2006. A presentation for analysts and journalists will be held the same day, at Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

•	First quarter revenue for Fiscal 2007

January 10, 2007 conference call.

•	Annual General Meeting of Shareholders for Fiscal 2006

January 30, 2007 at 16 :30 (Paris time). The meeting will take place at the Palais des Congrès (Porte Maillot, Paris).

The above dates are provided for information only and are subject to change.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated' , 'project ' , 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

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Press Release

About Sodexho Alliance

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 324,000 employees on 26,700 sites in 76 countries. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.9 billion euro.

Press Contacts:

William Mengebier

Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10
E-mail: william.mengebier@sodexhoalliance.com

Nathalie Solimena

Tel: + 33 (1) 30 85 73 29 - Fax: +33 (1) 30 85 50 10
E-mail: nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda Tel: + 33 (1) 30 85 72 03 - Fax: +33 (1) 30 85 50 05 E-mail: jean-jacques.vironda@sodexhoalliance.com

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Press Release

Annex 1 : Comparison of Consolidated Revenues
In thousands of euro

	Fiscal 2005 As published	Fiscal 2005 IFRS standards	Fiscal 2006
		new presentation

FIRST QUARTER (Sept to Nov)
Food and Facilities Management
- North America	1,403,189	1,403,189	1,527,658
- Continental Europe	1,018,804	1,019,724	1,076,643
- United Kingdom and Ireland	324,287	324,287	332,971
- Rest of the World	278,114	280,223	340,191
Service Vouchers and Cards	61,123	64,492	82,525
Elimination of intra group Revenues	0	-1,344	-1,758
	3,085,517	3,090,571	3,358,230

SECOND QUARTER (Dec. to Feb.)
Food and Facilities Management
- North America	1,182,564	1,182,564	1,390,868
- Continental Europe	962,463	963,923	1,034,727
- United Kingdom and Ireland	315,760	315,760	330,433
- Rest of the World	274,258	274,542	337,770
Service Vouchers and Cards	70,193	75,722	95,812
Elimination of intra group Revenues		-1,385	-1,524
	2,805,238	2,811,126	3,188,086

THIRD QUARTER (March to May)
Food and Facilities Management
- North America	1,304,920	1,304,920	1,441,063
- Continental Europe	1,020,959	1,021,406	1,082,213
- United Kingdom and Ireland	320,428	320,428	332,960
- Rest of the World	290,756	293,826	377,757
Service Vouchers and Cards	71,622	75,955	94,505
Elimination of intra group Revenues		-1,386	-1,780
	3,008,685	3,015,149	3,326,718

FOURTH QUARTER (June to August)
Food and Facilities Management
- North America	1,115,723	1,113,074	1,119,871
- Continental Europe	917,083	917,008	954,624
- United Kingdom and Ireland	341,999	341,999	373,371
- Rest of the World	321,039	317,388	378,429
Service Vouchers and Cards	77,121	88,497	100,360
Elimination of intra group Revenues		-1,526	-1,333
	2,772,965	2,776,440	2,925,322

				% Variations
TOTAL FISCAL YEAR				at current	at constant
				exchange	exchange
Food and Facilities Management				rates	Rates
- North America	5,006,396	5,003,747	5,479,460	9.5%	5.0%
- Continental Europe	3,919,309	3,922,061	4,148,207	5.8%	5.8%
- United Kingdom and Ireland	1,302,474	1,302,474	1,369,735	5.2%	4.8%
- Rest of the World	1,164,167	1,165,979	1,434,147	23.0%	16.1%
Service Vouchers and Cards	280,059	304,666	373,202	22.5%	16.5%
Elimination of intra group Revenues	0	-5,641	-6,395
TOTAL	11,672,405	11,693,286	12,798,356	9.4%	6.6%

Growth breakdown:
- Organic growth	6.4%
- Acquisitions (*)	0.2%
- Currency effect (**)	2.8%

(*) net of divestitures
(**) currency impact is calculated by applying the average exchange rate for the prior year to the current fiscal year figures

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Press Release

Annex 2 : Food & Facilities Management Services revenues by segment Group

In millions of euro	Fiscal 2005	Fiscal 2006	Organic growth(1)

- Business & Industry	5,634	6,147	6.4%
- Healthcare	2,932	3,261	8.1%
- Education	2,828	3,023	3.7%

TOTAL	11,394	12,431	6.2%

North America

In millions of euro	Fiscal 2005	Fiscal 2006	Organic growth(1)

- Business & Industry	1,278	1,367	2.4%
- Healthcare	1,785	1,995	7.2%
- Education	1,941	2,117	4.7%

TOTAL	5,004	5,479	5.0%

Continental Europe

In millions of euro	Fiscal 2005	Fiscal 2006	Organic growth(1)

- Business & Industry	2,326	2,469	5.3%
- Healthcare	910	986	7.7%
- Education	686	694	1.4%

TOTAL	3,922	4,149	5.2%

UK & Ireland

In millions of euro	Fiscal 2005	Fiscal 2006	Organic Growth(1)

- Business & Industry	961	1,001	3.9%
- Healthcare	185	219	1.8%
- Education	156	149	-4.8%

TOTAL	1,302	1,369	4.8%

(1)	Organic Growth : increase in revenue at constant scope and exchange rates.

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Press Release
♦ Annex 3 :	A selection of new clients

Foodservices & Facilities Management

North America

Business & Industry

Novartis, 6 sites (5,500 employees, foodservices and facilities management) ; Seattle Aquarium, (foodservices) ; Walt Disney Company, California (2,800 employees, foodservices) ; GE Nuclear, Wilmington, North Carolina, (1,900 employees, foodservices) ; NASA White Sands, New Mexico (900 customers, foodservices); US Navy MWR, Florida (15,000 customers, foodservices)

Healthcare and Seniors

Baptist Hospital, Tennesse (530 beds, foodservices); DePaul Health Center, Missouri (530 beds, foodservices and facilities management); Northeast Medical Center, Texas (160 beds, foodservices and facilities management); Westminster-Canterbury, Virginia, (420 beds, foodservices); Covenant Village of Florida, (390 beds, foodservices); Morris View Nursing Home, New Jersey (430 beds, facilities management); Mount Clemens General Hospital, Michigan, (250 beds, foodservices and facilities management);

Education

Francis Howell School District, Missouri (18 schools, 18,200 students, foodservices); Springfield Public Schools, Massachusetts, (27,500 students, foodservices); Wayne Township School District, New Jersey (14 schools, 9,000 students, foodservices)

Continental Europe

Business & Industry

Finnair, Finland (1,000 employees, foodservices); Deutsche Post - Posttower, Germany (3,000 employees, foodservices); DESY, Germany (1,400 employees, foodservices) ; RIE Saint Georges Chateaudun Laffitte, France (foodservices) ; RIE Cristallin, France, (foodservices); Akzo Nobel, Sweden, (facilities management) ; If Insurance Espoo, Finland, (650 employees, foodservices) ; ACERGY, France, (foodservices) ; RIE le Doublon, France (foodservices) ; BMW Group Iberia, Spain (700 employees, foodservices) ; Microsoft, Netherlands, (foodservices, facilities management) ; Groupe Mornay Paris, France, (foodservices) ; KappAhl, Sweden, (facilities management)

Healthcare and Seniors

Mutualités de L’Isere – Clinique les Eaux Claires, France (220 beds, foodservices and facilities management); Centre Hospitalier Lucien Russel, France, (630 beds, foodservices)

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Press Release

Education

Thiais, France (foodservices) Mairie de Saint Malo, France (foodservices for the schools and the hospital)

UK & Ireland

Business & Industry
Everton Football Club (foodservices)

Healthcare and Seniors

Salvation Army (2 sites, 450 employees, facilities management)

Education

West Sussex Secondary Schools (13 schools, 13,000 students, foodservices)

Rest of the World

Business & Industry

GM Colombia , Colombia (foodservices); Veracel, Brazil (foodservices); Pandrobras Rlan, Brazil (foodservices) ; Lenovo Mobile, China (foodservices) ; Procter & Gamble, Brazil (550 employees, foodservices) ; Sony Huizhou, China (10,000 employees)

Healthcare and Seniors
ACHS (Chilean Safety Association) (23 sites)

Education

Foshan Country Garden School, China (3,100 students, foodservices); Lecong Middle School (3,200 students, foodservices)

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Press Release

Service Vouchers and Cards

Latin America

     • Traditional service offerings :

Argentina : Grupo Peñaflor (Food Pass, 1,186 beneficiaries); Casino Magic Neuquén (Food Pass, 523 beneficiaries); Ecco (Food Pass, 235 beneficiaries)
Brazil : Carioca Christiani Nielsen (Meal Pass, 400 beneficiaries); Samsung Electronics (Meal Pass, 340 beneficiaries); Assistance Institute of the Municipality of Belem ( Meal Pass, 895 beneficiaries); Citizens Institute of Curitiba (Food Pass,1,283 beneficiaries)
Chile : Entel (Mobility Pass,1,000 beneficiaries)
Mexico : Technical and Engineering Services Assistance (Food Pass, 1,000 beneficiaries); Natural Resources Ministry ; Venezuela : Manufacturas de Papel (Food Pass, 1,896 beneficiaries); Distributeur Greacla (Food Pass, 714 beneficiaries);

     • Cross-selling :

Brazil : Municipal Business Development of Campinas (Food Pass, 1,522 beneficiaries); Patrimonial (Food Pass, 1,488 beneficiaries)
Colombia : Willis insurance ( Work clothes)
Chile : Altec( Mobility Pass, 800 beneficiaries) ;

     • New services :

Venezuela : Independent Firefighters Institute (Food Pass, 414 beneficiaries); Texcoven (Food Pass, 657 beneficiaries)

Asia

     • Traditional service offerings :

India: Tata Consulting group ( Meal Pass, 22,000 beneficiaries); Blue Star Limited (Meal Pass, 1,521 beneficiaries); Tata Motors limited ( Gift Pass, 1,969 beneficiaries); National Thermal Power Corporation ( Meal Pass, 1,004 beneficiaries); Deutsche Bank ( Meal Pass, 650 beneficiaries); Business Objects (Meal Pass, 280 beneficiaries); BNP Paribas (Gift Pass, 204 beneficiaries)

Central Europe

     • Traditional service offerings :

Poland: Kopalnia Wegla Kamiennego Kazimierz-Juliusz(Gift Pass, 1,700 beneficiaries)
Czech Republic : TRW-DAS (Meal Pass, 240 beneficiaries); GEHE Pharma Praha (Meal Pass, 167 beneficiaries)

     • Cross-selling :

Poland : Yellow Pages Polskie Ksi ki Telefoniczne (Education & Leisure Pass, 540 beneficiaries) Bank Ochrony rodowiska (Culture & recreation Pass, 401 beneficiaries) Slovakia : Les brasseries Pivovar Šariš (Vital Pass, 530 beneficiaries)

     • New services :

Czech Republic : Deloitte (Flexi Pass); Lego (Relax Pass)
Slovakia: Slovak Telecom (Vital Pass); Tesco (Flexipass)

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Press Release

Western Europe

     • Traditional service offerings :

Belgium: Multipharma (Meal Pass, 1,200 beneficiaries); KBC bank (Gift Pass, 2 000 beneficiaries)
France : Mairie de Marseille (Meal Pass, 9 500 beneficiaries)
Germany : UBS (Meal Pass, 620 bénéficiaries)
Italy: BNL (Meal Pass, 4 200 beneficiaries); Banca Popolare di Milano (Meal Pass, 1,200 beneficiaries)
UK : Cummins Limited( Education & Leisure Pass, 165 beneficiaries); Imperial Tobacco (Education & Leisure Pass, 101 beneficiaries)

     • New services :

Belgium : Electrabel (Sport and culture, 1,400 beneficiaries)
Spain: Mairie de Madrid (Assistance)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: October 4, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer